

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 16, 2015

Kristin Hester, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Re: Van Eck Associates Corporation, *et al.*, File No. 812-14418

Dear Ms. Hester:

By Form APP-WD filed with the Securities and Exchange Commission on January 16, 2015, you requested that the above-captioned application, filed on January 15, 2015 under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ David P. Bartels

David P. Bartels
Branch Chief